Exhibit 99.2

 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting on internet will be open until 11:59 p.m. Singapore Time on February 15, 2023. CONTROL # * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Genius Group Limited THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSED RESOLUTIONS 1. To approve the Proposed Share Consolidation FOR AGAINST ABSTAIN 2. To approve the Share Repurchase Mandate FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

GENIUS GROUP LIMITED Extraordinary General Meeting of Shareholders February 16, 2023 GENIUS GROUP LIMITED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, (Name) (NRIC/Passport/Registration No.) of (Address) being the Shareholder of Record / Beneficial Shareholder of ordinary shares in Genius Group Limited (the “Company”) hereby appoint the Chairman of the Extra Ordinary General Meeting (“EGM”) as my/our proxy to attend, speak and vote for me/us on my/our behalf a the EGM of the Company to be convened and held by way of electronic means on [_] February 2023 at 9.00 p.m. Singapore time and at any adjournment thereof. I/We direct the proxy of the EGM, to vote “For” or “Against”, or “Abstain” from voting on the Resolutions proposed at the EGM as indicated hereunder. If no specific directions as to voting is given or in the event of any other matter arising at the EGM and at any adjournment thereof, the proxy will vote or abstain from voting at his/her discretion. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)